NO ACT

PE
12-22-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010567

February 3, 2010

Robert Normile
Senior Vice President, Secretary
and General Counsel
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-03-2010

Re: Mattel, Inc.
Incoming letter dated December 22, 2009

Dear Mr. Normile:

This is in response to your letter dated December 22, 2009 concerning the shareholder proposal submitted to Mattel by John Chevedden. We also have received a letter from the proponent dated February 1, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedeen

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Mattel, Inc.
Incoming letter dated December 22, 2009

The proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding to the extent permitted by law.

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Mattel, Inc. (MAT)
Written Consent Topic

Ladies and Gentlemen:

This responds to the December 22, 2009 request to block this rule 14a-8 proposal.

The company fails to acknowledge that the Staff considers whether a company has taken any new action in response to a rule 14a-8 proposal. The company clearly has not taken any new action in response to this proposal.

The company admits that it does not have full written consent by a majority of shares outstanding. The company claims that if it declares a proposal to have more than one "prong," that it gets to decide which prong is emphasized more, then claim such 50% of the proposal previously implemented and thereby get full credit for implementation.

The proposal calls for "written consent of a majority of our shares outstanding to the extent permitted by law." The company does not claim that it would be in violation of law to act now to fully implement this proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Robert Normile <Robert.Normile@mattel.com>

[MAT: Rule 14a-8 Proposal, November 28, 2009, November 30, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Preventing a shareholder right to act by written consent is considered a takeover defense because it may impede a bidder in completing a profitable transaction for us or in obtaining control of the board that could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, which include preventing shareholders from acting by written consent, are significantly correlated to a reduction in shareholder value.

We gave 65%-support to a 2009 shareholder proposal calling for a shareholder right to call a special meeting. This 65%-support even translated into 54%-support from all our shares outstanding.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" in executive pay. Our CEO Robert Eckert received stock options ($1.7 million) and time-based restricted stock units ($1.8 million). The Corporate Library was concerned that both of these awards vested only according to time (not performance) and that the length of time, 3-years, was not sufficient to be considered "long term" relative to an economic cycle (usually 10-years).

Mr. Eckert also collected $285,000 for personal trips by private jet and $150,000 for country club fees. Director Craig Sullivan chaired our executive pay committee and (consequently?) received 12-times as many against-votes as some of our other directors. Our Lead Director, Tully Freedman, had 25-years long-tenure – independence concern. Director Dean Scarborough still owned no stock.

At our annual meetings, after a shareholder proposal is introduced, management opposes it immediately. However after a management proposal is introduced, shareholders are required to wait to oppose it until the very last part of the meeting. This has been strictly enforced by Mr. Eckert for years – including the use of four persons to force one person to leave the annual meeting. Mr. Eckert would not give a specific answer on money spent attempting to exclude a shareholder proposal.

We had no shareholder right to an independent board chairman, cumulative voting (removed in 2007), fill director vacancies (removed in 2006), call a special meeting or vote on executive pay.



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567 /4991

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000

December 22, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mattel, Inc.*
Stockholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Mattel, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the "board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Proposal consists of two prongs: (i) a request that the Company stockholders be given the right to act by written consent and (ii) a request that such action by written consent may be taken by holders of a majority of the outstanding shares. As discussed below, the currently-effective provisions in the Company's Restated Certificate of Incorporation (the "Charter") and Amended and Restated Bylaws (the "Bylaws") fully implement the first prong and substantially implement the second prong. Accordingly, we believe the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10).

A. Precedent Regarding Exclusion Under Rule 14a-8(i)(10).

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management. . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) (the "1983 Release").

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the "essential objective" of the proposal has been addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a stockholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a stockholder vote on most, but not all, forms of company stock plans); *Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

B. *Current Rights Of Stockholders To Act By Written Consent Fully Implement The First Prong Of The Proposal.*

The first prong of the Proposal requests that stockholders be permitted to act by written consent. This prong has been implemented fully by the Charter and Bylaws, which do not eliminate or otherwise restrict the rights of stockholders to act by written consent. Pursuant to the Delaware General Corporation Law (the "DGCL") Section 211(b), stockholders have the right to act by written consent "unless the certificate of incorporation otherwise provides." The Company's Charter is silent regarding the right of stockholders to act by written consent. *See* Exhibit B. Accordingly, under applicable law and our Charter, our stockholders already have the right to act by written consent and the Company has implemented fully the first prong of the Proposal.

C. *The Voting Requirements In The Charter And Bylaws Substantially Implement The Second Prong Of The Proposal.*

The second prong of the Proposal requests that when stockholders act by written consent, they may do so by a vote of holders of a majority of the outstanding shares, to the extent permitted by applicable law. A stockholder proposal may be excluded as substantially implemented in reliance on Rule 14a-8(i)(10) when a company has met the essential objective

of the proposal, even where the proposal has been implemented in a manner that does not correspond exactly with the request of the proponent. *See Texaco, Inc.* (avail Mar. 28, 1991) (concurring that a proposal could be excluded where the company had met its essential objective, and noting that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal"). Precedent indicates that the Staff consistently has concurred with the exclusion of proposals as substantially implemented where the essential objectives of the proposal have been met. Notably, in *General Motors Corp.* (avail. Mar. 25, 2008), the Staff concurred in the exclusion of a stockholder proposal requesting that the company "fully adopt simple majority vote requirements," where the company had taken steps to remove supermajority vote requirements in its charter, but one provision still permitted the company to dispose of certain assets by seeking the approval of two-thirds of its outstanding shares. The Staff concurred that the company had met the essential objectives of the proposal because the two-thirds vote did not have the effect of requiring supermajority voting but rather gave stockholders the right to vote on the disposition of specific assets, which the DGCL otherwise permits a company to do with no stockholder vote. *See also Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (proposal requesting that the board provide stockholders a sustainability report was substantially implemented by a corporate responsibility report on the company website that addressed the issues requested by the proposal); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce); *Talbots Co.* (avail. Apr. 5, 2002) (proposal requesting that the company adopt a code of corporate conduct based on specific standards was substantially implemented by the company's current policies and procedures, which compared favorably with the guidelines in the proposal); *Masco Corp.* (avail. Mar. 29, 1999) (proposal setting a standard for independence of the company's outside directors was substantially implemented by the company's less restrictive standard for independence).

In the instant case, the thrust and focus of the Proposal is to provide stockholders with the right to act by written consent, as evidenced by the Proponent's supporting statement, which focuses entirely on the importance for stockholders to have the ability to act by written consent, not on the importance of a majority vote requirement to so act. The Company meets this objective because our Charter contains no restriction on the right of stockholders to act by written consent, and the only limitations on the ability of our stockholders to act by written consent of a *majority* of our outstanding shares are (1) specific instances where the DGCL requires a higher voting threshold or voting by separate classes or series of shares (which the Proposal acknowledges is acceptable when it states "to the extent permitted by law") and (2) a provision in our Charter that would require a two-thirds vote of any series of preferred stock on

any proposed amendment to our Charter that would adversely affect the preferences, special rights or powers of such series (the "Preferred Stock Voting Provision"). Our company currently does not have any preferred stock outstanding, but as with the two-thirds voting provision in *General Motors Corp.*, the Preferred Stock Voting Provision has the effect of giving holders of preferred stock, if we were to issue any, a stronger voice to protect their rights as preferred stockholders than that provided by the DGCL. If our Charter did not contain the Preferred Stock Voting Provision (*i.e.*, if our Charter was silent on the issue of a voting threshold applicable for preferred stock that may be issued in the future), our Board of Directors legally would have the right to designate series of preferred stock in the future containing the same or different voting thresholds for holders of such series, and the DGCL would in any event require a separate majority vote of the holders of such series whether or not such majority represents a majority of our total outstanding shares. Thus, given the lack of any preferred stock outstanding today and the fact that giving holders of preferred stock a higher voting threshold to approve Charter amendments that would adversely affect their rights does not diminish the voting rights of holders of common stock generally, the Company should be viewed as having substantially implemented the Proposal.

We recognize that in *Bristol-Myers Squibb Co.* (avail. Feb. 17, 2009), the Staff did not concur with exclusion of a proposal that requested "simple majority voting" requirements where the company's certificate of incorporation contained a provision similar to the Preferred Stock Voting Provision, which required a vote of two-thirds of the preferred stockholders to amend the certificate in a manner that adversely affected the holders of preferred stock. However, the *Bristol-Myers Squibb* proposal differs from the Proposal. First, the Bristol-Myers Squibb certificate also required a vote of 75% of the stockholders to re-classify its board of directors, meaning it contained two supermajority voting provisions. Second, the stockholder proposal in *Bristol-Myers Squibb* specifically requested amendment of current supermajority provisions, requesting that "each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote . . . be changed to a majority of the votes cast." By contrast, the thrust and focus of the Proposal is the ability of stockholders to have a meaningful right to act by written consent, which, in the absence of any prohibition in our Charter, the DGCL already affords our stockholders. Moreover, the Preferred Stock Voting Provision is not operative today because no preferred stock is issued and outstanding, and even if operative, generally would not impair the right of common stockholders to act by written consent.

Accordingly, we believe that the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the 2010 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (310) 252-3615, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Robert Normile
Senior Vice President, Secretary and General Counsel

Enclosures

cc: John Chevedden

100776193_6.DOC

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert Eckert
Chairman, CEO
Mattel, Inc. (MAT)
333 Continental Blvd.
El Segundo, CA 90245

Rule 14a-8 Proposal

Dear Mr. Eckert,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
Rule 14a-8 Proposal Proponent since 1996

November 28, 2009
Date

cc: Robert Normile <Robert.Normile@mattel.com>
Corporate Secretary
PH: 310-252-3615
FX: 310-252-2567
FX: 310-252-4991

[MAT: Rule 14a-8 Proposal, November 28, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the a bidder in completing a profitable transaction for us or in obtaining control of the board that could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

We gave 65%-support to a 2009 shareholder proposal calling for a shareholder right to call a special meeting. This 65%-support even translated into 54%-support from all shares outstanding.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" in executive pay. Our CEO Robert Eckert received stock options ($1.7 million) and time-based restricted stock units ($1.8 million). The Corporate Library was concerned that both of these awards vested only according to time – not performance and that the length of time, 3-years, was not sufficient to be considered "long term" relative to an economic cycle (usually 10-years).

Mr. Eckert also collected $285,000 for personal travel by private jet and $150,000 for country club fees. Director Craig Sullivan chaired our executive pay committee and (consequently?) received 12-times as many against-votes as some of our other directors. Our Lead Director, Tully Freedman, had 25-years long-tenure – independence concern. Director Dean Scarborough still owned no stock.

At our annual meetings, when a shareholder proposal is introduced, management is allowed to oppose it immediately. However when a management proposal is introduced, shareholders are not allowed to oppose such management proposal until the last part of the meeting. This has been strictly enforced by Mr. Eckert for years – including the ejection of a person from the meeting. Mr. Eckert would not give a specific answer on the money spent attempting to exclude a shareholder proposal.

We had no shareholder right to an independent board chairman, cumulative voting (removed in 2007), fill director vacancies (removed in 2006), call a special meeting or vote on executive pay.

[New paragraph]
The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

December 8, 2009

Via Overnight Courier And E-Mail *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On November 28, 2009 I received by facsimile a letter from you dated the same date and addressed to Robert Eckert containing a stockholder proposal (the "Proposal") submitted for inclusion in the proxy statement of Mattel, Inc. ("Mattel") for Mattel's 2010 Annual Meeting of Stockholders.

There is an eligibility defect with the Proposal. Pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify you that if I do not receive a response from you that corrects this defect within the time designated under Rule 14a-8(f), Mattel intends to exclude the Proposal from Mattel's 2010 proxy statement. Pursuant to Rule 14a-8(f), your response correcting the defect must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Mattel may also seek exclusion of the Proposal for other reasons as permitted under the rules of the Securities and Exchange Commission.

Under Rule 14a-8(b), in order to be eligible to submit the Proposal to Mattel for inclusion in its proxy materials, you must have continuously held at least $2,000 in market value, or 1%, of Mattel's securities entitled to be voted on the Proposal, for at least the one year period as of the date you submitted the Proposal. You must continue to hold those securities through the date of Mattel's 2010 Annual Meeting of Stockholders.

The letter transmitting the Proposal to us is defective in that it fails to prove ownership of the required amount of Mattel voting stock for the required time period in the manner required by Rule 14a-8(b). We note that your letter contained a statement that "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting ...." Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own. We have been informed by our transfer agent that you are not currently shown as a registered holder of any shares of Mattel stock. If you are a beneficial rather than a registered holder of voting securities, in addition to

167533.2

333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245
tel 310-252-3615 fax 310-252-2567/4991

the statement you made about intending to hold the required amount of stock through the date of the annual meeting, Rule 14a-8(b)(2) requires proof of eligibility in one of two ways at the time of submitting the Proposal:

> (1) by submitting to Mattel a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, you continuously held the required amount of securities for at least one year; or
>
> (2) if you have filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the securities as of or before the date on which the one-year eligibility period begins, you may demonstrate your eligibility by submitting to Mattel:
>
> > (A) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your level of ownership; and
> >
> > (B) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

We have not received any documents intended to prove that you have been a beneficial holder of the requisite amount of Mattel shares for the required period. Thus, your beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth above.

Please direct all future communications about stockholder proposals directly to my attention as the Secretary of Mattel. Please also note that my facsimile number is 310-252-2567 (or, if there is a problem with transmission to that number, 310-252-4991). For your reference, I enclose a copy of Rule 14a-8.

Very truly yours,



Bob Normile
Senior Vice President, General Counsel and
Secretary

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

12/10/2009 16:02 FAX 002/002

National Financial Services LLC
Operations and Services Group

500 Salem St. OS2S, Smithfield, RI 02917-1288



Post-it® Fax Note 7671	Date 12-10-09	# of pages ▶
To Robert Norville	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone #	
Fax # 310-252-2567	Fax #	

December 10, 2009

John R. Chevedden
Via Facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments regarding his share ownership in Alaska Air Group, Inc. (ALK), Ford Motor Company (F) and Mattel, Inc. (MAT).

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously held no less than 600.000 shares of Ford Motor Co. and 100.000 shares in each of Alaska Air Group, Inc. and Mattel, Inc, since January 1, 2008.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W685162-10DEC09

Clearing, custody or other brokerage services may be provided by National Financial Services LLC or Fidelity Brokerage Services LLC, Members NYSE, SIPC

EXHIBIT B

EX-99.0 2 dex990.htm RESTATED CERTIFICATE OF INCORPORATION

Exhibit 99.0

RESTATED CERTIFICATE OF INCORPORATION

OF

MATTEL, INC.

The present name of the corporation is Mattel, Inc. (hereinafter called the "Company"). The date of the filing of the Company's original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 6, 1968. This Restated Certificate of Incorporation of the Company, which restates and integrates but does not further amend the provisions of the Certificate of Incorporation of the Company as heretofore amended, supplemented and restated, was duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware.

The Certificate of Incorporation of the Company, as amended, supplemented and restated through the date hereof, is hereby restated to read as follows:

FIRST: The name of the corporation (hereinafter called the "Company") is MATTEL, INC.

SECOND: The registered office of the Company in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, in the County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The Company is authorized to issue a total of one billion twenty three million (1,023,000,000) shares of all classes of stock. Of such total number of authorized shares of stock, one billion (1,000,000,000) shares are Common Stock, each of which shares of Common Stock has a par value of One Dollar ($1.00), three million (3,000,000) shares are Preferred Stock, each of which shares of Preferred Stock has a par value of One Dollar ($1.00), and twenty million (20,000,000) shares of Preference Stock, each of which shares of Preference Stock has a par value of one cent ($0.01).

A statement of the designations of the authorized classes of stock or of any series thereof, and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, or of the authority of the Board

of Directors to fix by resolution or resolutions such designations and other terms, is as follows:

A. Preferred Stock and Preference Stock:

Shares of Preferred Stock and Preference Stock may be issued from time to time in one or more series.

The Board of Directors is hereby authorized, within the limitations and restrictions stated in this Article FOURTH, to fix by resolution or resolutions the designation of each series of Preferred Stock and Preference Stock and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limiting the generality of the foregoing, such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution or resolutions of the Board of Directors under the General Corporation Law of Delaware.

If any proposed amendment to the Certificate of Incorporation of the Company would alter or change the preferences, special rights or powers given to any one or more outstanding series of Preferred Stock or Preference Stock so as to affect such series adversely, or would authorize the issuance of a class or classes of stock having preferences or rights with respect to dividends or dissolution or the distribution of assets that would be superior to the preferences or rights of such series of Preferred Stock or Preference Stock, then the holders of each such series of Preferred Stock or Preference Stock so affected by the amendment shall be entitled to vote as a series upon such amendment, and the affirmative vote of two-thirds (2/3) of the outstanding shares of each such series shall be necessary to the adoption thereof, in addition to such other vote as may be required by the General Corporation Law of Delaware.

The number of authorized shares of Preferred Stock and Preference Stock may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote, without there being a class vote of the Preferred Stock or Preference Stock.

B. Common Stock:

Subject to all of the preferences and rights of the Preferred Stock and the Preference Stock or a series of either that may be fixed by a resolution or resolutions of the Board of Directors, dividends may be paid on the Common Stock as and when declared by the Board of Directors, out of any funds of the Company legally available for the payment of such dividends.

Except as may otherwise be provided by a resolution or resolutions of the Board of Directors concerning the Preferred Stock and the Preference Stock or a series of either, or by this Certificate of Incorporation or the General Corporation Law of Delaware, the holders of the shares of Common Stock issued and outstanding shall have and possess the exclusive right to notice of stockholders' meetings and the exclusive power to vote.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Company.

SIXTH: The Company shall indemnify any and all persons whom it has the power to indemnify pursuant to the Delaware General Corporation Law against any and all expenses, judgments, fines amounts paid in settlement, and any other liabilities to the fullest extent permitted by such Law and may, at the discretion of the Board of Directors, purchase and maintain insurance, at its expense, to protect itself and such persons against any such expense, judgment, fine, amount paid in settlement or other liability, whether or not the Company would have the power to so indemnify such person under the Delaware General Corporation Law.

A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

IN WITNESS WHEREOF, Mattel, Inc. has caused Restated Certificate of Incorporation to be signed by its authorized officer this 21st day of May, 2007.

MATTEL, INC.

By: /s/ Robert Normile
Name: Robert Normile
Title: Senior Vice President, General Counsel and Secretary